

May 6, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (302) 791-5609

Martin F. Egan
Chief Financial Officer
The Bancorp, Inc.
409 Silverside Road
Wilmington, DE 19809

> Re: The Bancorp, Inc.
>   **Form 10-K for the period ended December 31, 2008**
>   **File No. 0-51018**

Dear Mr. Egan:

We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note D – Investment Securities, page 64

1. We note the significant unrealized losses related to your held-to-maturity debt securities at December 31, 2008. We have the following comments:
   - please provide us a full detailed analysis of these securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. We may have further comment based on your response; and
   - please provide us, and consider disclosing in all future filings, a table detailing the following information for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Note L – Income Taxes, page 71

2. Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also paragraph 103).

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your response to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Reviewing Accountant, at (202) 551-3321 or me at (202) 551-3474 if you have questions.

Sincerely,

Sharon M. Blume
Assistant Chief Accountant